July 22, 2024

Jarrod Langhans
Chief Financial Officer
Celsius Holdings, Inc.
2424 N Federal Highway
Suite 208
Boca Raton , FL 33431

       Re: Celsius Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-34611
Dear Jarrod Langhans:

       We have reviewed your July 8, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 17, 2024 letter.

Form 10-K for the Year Ended December 31, 2023
Consolidated Financial Statements
13. Related Party Transactions, page F-22

1. We have considered your response to prior comment 1; however, Rule 4-08(k)(1), Rule 5-
       02 and Rule 5-03 of Regulation S-X require related party transactions to be stated on the face of balance sheets, statements of operations, and statements of cash flows, in addition to related party and concentration of risk disclosures required to be provided in the notes to the financial statements under GAAP. It is not clear to us that stating amounts from related party transactions on the face of your financial statements would cause competitive harm and we do not believe the potential of competitive harm is sufficient to allow non-compliance with disclosure requirements in Regulation S-X. Please revise your financial statements in future annual and quarterly filings to comply with the above referenced disclosure requirements.
 July 22, 2024
Page 2

       Please contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 if you
have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing